news release

ArcelorMittal and Nunavut Iron Ore become equal partners in Baffinland

Luxembourg,  13 December 2012  - ArcelorMittal and Nunavut Iron Ore, Inc., a subsidiary of Iron Ore Holdings, LP and a company in The Energy and Minerals Group, have agreed that Nunavut Iron Ore will increase its interest in Baffinland Iron Mines Corporation (Baffinland) from 30% to 50%.  In consideration, Nunavut Iron Ore will increase its share of funding for development of Baffinland’s Mary River Iron Ore Project.

ArcelorMittal will retain a 50% interest in the project as well as operator and marketing rights. The Group will also continue to execute the project development and management for the joint venture.

The arrangements are subject to customary conditions precedent and are expected to be completed early in the new year. The shareholders remain committed to advancing the development of the Mary River Iron Ore Project.

Tom Paddon, President & Chief Executive Officer of Baffinland, said,  “This has been an excellent month for the Mary River Iron Ore Project.  Two important milestones have been achieved. Last week, Minister Duncan announced federal approval of the Mary River Iron Ore Project. Now, with these arrangements, we have secured additional shareholder support for the project."